UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL UPGRADES KEY FACILITY AT BRATSK FERROALLOY PLANT

Moscow, Russia – 15 April 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports launching an upgraded furnace at Bratsk Ferroalloy Plant. The upgrade boosted the ferroalloy ore-smelting furnace’s capacity from 25 MVA to 33 MVA. This will enable the plant to increase the furnace’s output by 40%. Investment totaled approximately 1.1 billion rubles.

Bratsk Ferroalloy Plant’s four furnaces are its key production facilities. They produce ferrosilicon which is used by steelmakers for steel smelting and is marketed domestically, internationally and to Mechel Group’s own subsidiaries.

As part of the ore-smelting furnace #3’s upgrade, its old equipment was entirely dismantled, a new ferroalloy-smelting bath with refractory brickwork was installed, the dosage batching system was modernized, and an automatic technical process control system was installed — the furnace’s work is now fully computer-controlled with all its measurements shown on monitors. The furnace will produce ferrosilicon of FS65 and FS75 grades in turns.

The upgrade also involved gas cleaning systems, with steps taken to collect taphole gases into the existing gas cleaner equipped with bag filters. Thanks to these measures, the furnace’s increased production capacity will not bring up its impact on the environment. As part of the upgrade, the reverse in-plant recycling system was renovated, with 1,200 m of the furnace cooling circuit replaced. The plant also reconstructed its electric substation and replaced two transformers.

“The ore-smelting furnace #3’s technical upgrade became the second stage of Mechel Group’s large-scale project of modernizing its ferroalloy production facilities, which began with upgrading the furnace #4. The launch of yet another upgraded facility will significantly improve the plant’s efficiency while bringing down its environment impact and production costs due to decreased specific power consumption,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***
Bratsk Ferroalloy Plant is a modern, highly efficient facility producing high-grade ferrosilicon with 65% and 75% silicon content. The plant’s produce has an international quality certificate and even exceeds global market requirements that allow for up to 1.5% impurity in ferrosilicon. The plant supplies ferrosilicon to Mechel Group’s other enterprises and markets it domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: April 15, 2020

2